Exhibit 12.1

REALTY INCOME CORPORATION
STATEMENTS RE COMPUTATION OF RATIOS
( dollars in thousands )

	Years ended December 31,

	2008	2007	2006	2005	2004

Fixed charges:
Interest	$90,083	$61,640	$48,893	$38,699	$31,993
Amortization of fees	3,873	2,691	2,470	2,250	2,139
Interest capitalized	92	993	2,184	1,886	531
Fixed charges	$94,048	$65,324	$53,547	$42,835	$34,663

Income from continuing operations	$116,846	$125,743	$104,129	$86,784	$79,663
Plus fixed charges	94,048	65,324	53,547	42,835	34,663
Less interest capitalized	(92)	(993)	(2,184)	(1,886)	(531)

Earnings from continuing operations before fixed charges	$210,802	$190,074	$155,492	$127,733	$113,795
Divided by fixed charges	$94,048	$65,324	$53,547	$42,835	$34,663

Ratio of earnings from continuing operations to fixed charges	2.2	2.9	2.9	3.0	3.3

Ratio of earnings from continuing operations to combined fixed
charges and preferred stock dividends	1.8	2.1	2.4	2.4	2.6

Preferred stock dividends	$24,253	$24,253	$11,362	$9,403	$9,455